Safety, Income & Growth Inc.

1114 Avenue of Americas, 39th Floor

New York, New York 10036

July 11, 2018

VIA EDGAR AND FACSIMILE

Erin Martin

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:                             Request for Acceleration of Effectiveness
Safety, Income & Growth Inc.
Registration Statement on Form S-3
(File No. 333-226048)

Dear Ms. Martin:

Pursuant to Rule 461 under General Rules and Regulations under the Securities Act of 1933, as amended, Quotient Limited (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement be accelerated to 4:00 p.m., Eastern Time, on Thursday, July 12, 2018, or as soon thereafter on such date as practicable.  The Company also requests that the Securities and Exchange Commission (the “Commission”) confirm such effective date and time in writing.

We respectfully request that any questions regarding the subject filing be directed to Clifford Chance US LLP, Attention:  Kathleen L. Werner, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375).

Very truly yours,

Safety, Income & Growth Inc.

By:	/s/ Jay Sugarman
Name:	Jay Sugarman
Title:	Chairman and Chief Executive Officer

cc:	Kathleen L. Werner, Clifford Chance US LLP